9/3/14

14041521

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
SEP 02 2014
WASH, D.C.
201

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-~~66043~~

8-46057

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 6/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fortrend Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Level 41, 55 Collins Street
(No. and Street)

Melbourne VIC, 3000 Australia
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Forster 613 9650 8400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name - if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) Walnut Creek (City) CA (State) 94596 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

9/2/14

OATH OR AFFIRMATION

I, Joseph Forster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fortrend Securities, Inc., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature and Title

Notary Public

MARK BURNS
SERGEANT 31766

MELBOURNE WEST POLICE STATION
VICTORIA POLICE CENTRE
LEVEL 1 / 637 FLINDERS STREET
DOCKLANDS 3008

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable).

(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
(x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
(x) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) (o) Review report on management's assertion letter regarding (k)(2)(ii) exemption.
(x) (p) Management's assertion letter regarding (k)(2)(ii) exemption.

Fortrend Securities, Inc.

Annual Audit Report

June 30, 2014

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Fortrend Securities, Inc.

Annual Audit Report

June 30, 2014

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Fortrend Securities, Inc.

June 30, 2014

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholders
of Fortrend Securities, Inc.
Melbourne, Australia

We have audited the accompanying financial statements of Fortrend Securities, Inc. (the "Company") (a Delaware corporation), which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fortrend Securities, Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates

Walnut Creek, California

August 27, 2014

Fortrend Securities, Inc.

Statement of Financial Condition

June 30, 2014

Assets		
Cash and cash equivalents	$	780,269
Deposit with clearing broker		100,067
Commissions receivable		24,050
Due from related party		20,216
Total Assets	$	924,602
Liabilities and Stockholders' Equity		
Accounts payable and accrued liabilities	$	33,900
Total Liabilities		33,900
Stockholders' Equity		
Common stock (no par value; 6,000 shares authorized; 3,200 shares issued and outstanding)		105,620
Additional paid in capital		226,167
Retained earnings		558,915
Total Stockholders' Equity		890,702
Total Liabilities and Stockholders' Equity	$	924,602

See accompanying notes to the financial statements.

Fortrend Securities, Inc.

Statement of Income

For the Year Ended June 30, 2014

Revenue		
Commission revenue	$	1,693,776
Advisory fees		86,885
Interest income and other income		17,254
Total Revenue		1,797,915
Expenses		
Introduction fees		749,580
Office and occupancy		264,240
Compensation and benefits		241,291
Professional fees		132,654
Clearing fees		95,871
Information services and market data		73,532
Other operating expenses		91,329
Total Expenses		1,648,497
Net Income from Operations		149,418
Tax provision		-
Net Income	$	149,418

See accompanying notes to the financial statements.

Fortrend Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
July 1, 2013	$ 105,622	$ 226,167	$ 409,495	$ 741,284
Net income			149,418	149,418
June 30, 2014	$ 105,622	$ 226,167	$ 558,913	$ 890,702

See accompanying notes to the financial statements.

Fortrend Securities, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2014

Cash Flows from Operating Activities		
Net income	$	149,418
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Due from clearing brokers		6,078
Deposit with clearing broker		4,468
Commissions receivable		(527)
Due from related party		134,313
Increase (decrease) in:		
Accounts payable and accrued liabilities		(4,500)
Due to related party		(21,121)
Net Cash Provided by Operating Activities		268,129
Net Increase in Cash and Cash Equivalents		268,129
Cash and cash equivalents at beginning of year		512,140
Cash and Cash Equivalents at End of Year	$	780,269

See accompanying notes to the financial statements.

Fortrend Securities, Inc.

Notes to the Financial Statements

June 30, 2014

1. Organization

Fortrend Securities, Inc. ("Securities") incorporated in Delaware on March 8, 1992 and was approved for membership by the Financial Industry Regulatory Authority ("FINRA") on September 7, 1993. Securities engages primarily as a clearing conduit for the sales of securities to Australian investors through Fortrend Securities Pty. Ltd, a company under common control.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than deposit at clearing broker, to be cash equivalents.

Accounts Receivable
Accounts receivable are carried at the invoiced or contract amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing account receivable. The Company considers all accounts receivable as fully collectible.

Securities Transactions
Customer securities transactions are executed and cleared by an independent clearing broker on a fully disclosed basis. Related commission income and expenses are recorded on a trade date basis.

Advisory Fees
As an alternative to paying commissions on securities transactions, customers may pay advisory fees quarterly in advance based on assets held in their account.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
Securities files federal income tax returns in the United States. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities and assets between years.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2014, the Company's net capital was $866,714, which exceeded the minimum requirement by $766,714.

4. Clearing Broker Requirements

The Company has a clearing agreement with Raymond James & Associates, Inc. The clearing agreement requires the Company to maintain a deposit of $100,000.

5. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets as of June 30, 2014 are as follows:

Deferred income tax assets:	
Net operating loss carryforward	$ 53,722
Other temporary difference	3,349
Total deferred income tax assets	$ 57,071
Valuation Allowance	(57,071)
Net deferred income tax assets	$ -

Deferred tax assets and liabilities are primarily the result of federal net operating loss ("NOL") carryforwards and the differences in using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. As of June 30, 2014, the Company had federal NOL carryforwards of $158,007 that may be used to offset future taxable income. These federal carryforwards expire in 2032. A valuation allowance of $57,071 has been established for those deferred tax assets that will more likely than not be realized. This is a decrease of $64,671 from the prior year's valuation allowance. There is no current year provision for federal taxes. The Company is no longer subject to federal tax examinations by tax authorities for years ending before 2010.

Tax expense for the year ended June 30, 2014 consists of the following:

Current Federal	$ 98,295
Benefit of NOL Carryforward	(98,295)
Tax provision	$ -

6. Risk Concentrations

At various times during the year, the Company's cash in bank balances exceeded the FDIC insured limit. At June 30, 2014, the Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $95,070.

At June 30, 2014, 100% of commission receivable was related to one company.

7. Related Party Transaction

Painewebber Pty. Ltd. (Painewebber"), an Australian company under common control, has an agreement with the Company whereby it charges the Company for rent, utilities and other overhead expenses. During the year ended June 30, 2014, the Company paid $264,240 for such overhead costs that are included in operations.

Fortrend Securities Pty. Ltd. ("FSA"), an Australian company under common control, has an agreement with the Company for shared salaries and personnel expenses. During the year ended June 30, 2014, the Company paid $241,291 for such expenses that are included in operations. During the current year, the Company began paying introductory fees to FSA in recognition of introducing FSA clients and for maintaining the relationship. The Company paid FSA $749,580 in introduction fees during the year ended June 30, 2014.

During the year ended June 30, 2014, the Company paid $20,216 on behalf of the Company's president for professional services. Such payments are included in Due from related party on the Statement of Financial Condition.

During the year ended June 30, 2014, the Company paid $50,000 for consulting services to a company controlled by a related party.

Crosby Investments Ltd. ("Crosby"), a company under common control, provided temporary housing to Company employees traveling to the United States for business purposes. During the year ended June 30, 2014, the Company paid $64,762 for such expenses that are included in operations.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

8. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

9. Subsequent Events

The Company has evaluated subsequent events through August 27, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Fortrend Securities, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2014

Net Capital		
Total stockholders' equity	$	890,702
Less: Non-allowable assets		
Due from related party		20,216
Total non-allowable assets		20,216
Net capital before haircuts		870,486
Less: haircut on securities		3,772
Net Capital		866,714
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $33,900 or $100,000, whichever is greater		100,000
Excess Net Capital	$	766,714

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of June 30, 2014)

Net Capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2014	$	849,026
Increase in non-allowable assets		(20,216)
Increase in stockholders' equity		37,904
Net Capital Per Above Computation	$	866,714

See accompanying notes to the financial statements.

Fortrend Securities, Inc.
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Raymond James & Associates, Inc. or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended June 30, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Stockholders
Fortrend Securities, Inc.
Melbourne, Australia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Fortrend Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences (if applicable);
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Walnut Creek, California

August 27, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **6/30/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046057 FINRA JUN
FORTREND SECURITIES INC
LEVEL 41 55 COLLINS ST
MELBOURNE VIC VIC 3000
AUSTRALIA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ken George (603) 380-5435

2. A. General Assessment (item 2e from page 2) $ 4,254
   B. Less payment made with SIPC-6 filed (exclude interest) (—)
   Not filed
   Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) 4,254
   E. Interest computed on late payment (see instruction E) for 180 days at 20% per annum 255 *
   F. Total assessment balance and interest due (or overpayment carried forward) $ 4,509
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 4,509
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
* SIPC-6 not filed. Interest calculated on amount (#2,538) that would have been assessed on SIPC-6.

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fortrend Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of August, 2014

CFO/FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2013
and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,797,914
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	∅
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	255
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	95,871
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	96,126
2d. SIPC Net Operating Revenues	$ 1,701,788
2e. General Assessment @ .0025	$ 4,254
	(to page 1, line 2.A.)

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholders
of Fortrend Securities, Inc.
Melbourne, Australia

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Fortrend Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that Fortrend Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter & Associates

Walnut Creek, California

August 27, 2014

Fortrend Securities, Inc.

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended June 30, 2014

Fortrend Securities, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions for the year ended June 30, 2014 without exception.

Joseph Forster
President